UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Commencing on July 18, 2011, China Ceramics Co., Ltd. (the “Registrant”) intends to use the materials attached hereto as Exhibit 99.1 to hold presentations for investors and potential investors at the Global Hunter Securities Conference in San Francisco, California.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Presentation dated July 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 15, 2011

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name
99.1	Presentation dated July 2011